UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Magna Entertainment Corp.
(Name of Issuer)

Class A Subordinated Voting Stock, $0.01 par value
(Title of Class of Securities)

559211107
(CUSIP Number)

David M. Knott
485 Underhill Boulevard, Suite 205, Syosset, New York 11791
(516) 364-0303
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559211107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,238,964

	8.	Shared Voting Power 155,050

	9.	Sole Dispositive Power 3,379,164

	10.	Shared Dispositive Power 14,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,394,014

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 987824109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation IRS# 11-2873658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,238,964

	8.	Shared Voting Power 155,050

	9.	Sole Dispositive Power 3,379,164

	10.	Shared Dispositive Power 14,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,394,014

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) CO

Item 1.         Security and Issuer

The title of the class of equity securities to which this statement on Schedule 13D (the “Statement”) relates is the Class A Subordinated Voting Stock, par value $0.01 per share (the “Voting Stock”), of Magna Entertainment Corp., a Delaware corporation (the “Issuer”).  This Statement is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal offices of the Issuer are located at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

Item 2.         Identity and Background

(a)           This Statement is being filed by  Mr. David M. Knott, an individual.  This Statement is also being filed by Dorset Management Corporation, a New York corporation (“Dorset,” and, together with Mr. Knott, the “Reporting Parties”).

(b)           The business address of Mr. Knott and the address of the  principal offices and mailing address of Dorset is 485 Underhill Boulevard, Suite 205, Syosset, New York 11791.

(c)           Dorset provides investment management services to a limited number of foreign and domestic individuals and entities (the “Managed Accounts”).  Mr. Knott is the sole shareholder, Director and President of Dorset.

Mr. Knott is the managing member of Knott Partners Management, LLC, a New York limited liability company (“Knott Management”), that is the sole General Partner of Shoshone Partners, L.P., a Delaware limited partnership (“Shoshone”), Mulsanne Partners LP, a Delaware limited partnership (“Mulsanne”), and Knott Partners Offshore Master Fund LP, a Cayman Islands exempted limited partnership “Knott Partners Offshore”) and managing general partner of Knott Partners, L.P., a New Jersey limited partnership (“Knott Partners” and together with Shoshone, Mulsanne and Knott Partners Offshore, the “Partnerships”). The Partnerships invest in securities that are sold in public markets.  The principal activity of each Partnership is the acquisition of long and short positions in equity securities of publicly traded U.S. and foreign securities.  Each Partnership has the authority to employ various trading and hedging techniques and strategies in connection therewith.

(d)           During the  last  five  years,  neither of the Reporting Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither of the Reporting Parties has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such  proceeding  was or is subject to a judgment, decree or final order enjoining  future violations of, or prohibiting or mandating  activities subject  to,  federal or state  securities  laws or finding any  violation  with respect to such laws.

(f)            Mr. Knott is a citizen of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration

The source of funds used in making each of the purchases of Voting  Stock purchased through the Partnerships and the Managed Accounts was the portfolio assets of the Partnerships and each of the Managed Accounts on whose behalf Mr. Knott has purchased Voting Stock.  Neither of the Partnerships nor any of the Managed Accounts own more than five percent of the Common Stock individually.   The aggregate amount of consideration used by the Reporting Parties in making such purchases was $17.48 million.

The Reporting Parties effect purchases of securities primarily through margin accounts maintained by Goldman, Sachs & Co., which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the firm’s credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.         Purpose of Transaction

The Reporting Parties originally acquired the Voting Stock solely for investment purposes in the ordinary course of business, and not with a view towards influencing any extraordinary corporate transaction, any change in the Issuer’s board of directors or management, or any other change in the Issuer’s business, corporate structure or capitalization.

This filing is being made because, on June 20, 2007, the Reporting Parties contacted the Issuer’s Executive Chairmen requesting that the Issuer add an additional seat to its board of directors and name a director to that seat who would increase the board’s independence and reflect the interests of the Issuer’s U.S. stockholders. No further communications or actions have occurred with respect to that request.  The Reporting Parties anticipate that, from time to time, they may further communicate with the Issuer regarding board composition.

Other than as set forth herein, neither of the Reporting Parties has any plans or proposals that relate to or would result in any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Parties will amend this Schedule 13D as events unfold.

Item 5.         Interest in Securities of the Issuer

(a)           The Reporting Parties beneficially own an aggregate of 3,238,964 Voting Shares representing approximately 6.9% of the issued and outstanding shares of Voting Stock of the Issuer.  The percentage ownership of the Reporting Parties in the Issuer’s capital stock is based on 49,203,913 issued and outstanding shares of the Voting Stock as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC.

(b)           Mr. Knott individually has the sole power to vote 3,238,964 shares of Voting Stock and dispose of 3,379,164 shares of Voting Stock held in the Partnerships’ accounts and the Managed Accounts, respectively.  As President of Dorset, Mr. Knott shares with certain of Dorset’s clients and employees the power to vote that portion of 155,050 shares of Voting Stock held in their respective accounts and to dispose of that portion of 14,850 shares of Voting Stock held in the respective accounts of certain Dorset employees.

None of the Partnerships or Managed Accounts (except through Mr. Knott) either holds or shares with any person the power to vote or to dispose of the Voting Stock.

(c)           The dates and amount of each transaction in the past 60 days with respect to the Voting Shares is listed on Exhibit A hereto.

(d)           The Partnerships and Managed Accounts have the right to receive dividends and proceeds from the sale of the shares of Voting Stock that may be deemed to be beneficially owned by the Reporting Parties. No individual person or entity has such right with regard to greater than five percent of the Common Stock.

(e)           Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Parties are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Parties have entered into agreements with the Partnerships and Managed Accounts pursuant to which the Reporting Parties have discretion over the disposition and/or the voting of the shares of Voting Stock.

Item 7.         Material to be Filed as Exhibits

EXHIBIT A                                     Schedule of Transactions by Reporting Parties

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 2, 2007	David M. Knott

/s/ David M. Knott

Dated: July 2, 2007	Dorset Management Corporation

	By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	President

EXHIBIT A

SCHEDULE OF TRANSACTIONS
BY
DAVID M. KNOTT

DATE OF SALE	NUMBER OF SHARES OF VOTING STOCK SOLD	PRICE PER SHARE ($)
06/05/2007	34,036	3.34